Ruskin Moscou Faltischek P.C.
1425 RXR Plaza
Uniondale, NY 11556
(516) 663-6600

                                                                 February 6, 2012
VIA EDGAR

United States Securities and
Exchange Commission
Washington, D.C. 20549

Re:          Premier Alliance Group, Inc.
Amendment No.1 to Registration Statement on Form S-4
Filed January 12, 2012
File No. 333-178299

Dear Madams and Gentlemen:

This letter is in response to the SEC comment letter of February 6, 2012 regarding the above-referenced Amendment No. 1 to Registration Statement on Form S-4.

General

1.
We note that on January 20, 2012, you amended your Form 10-K for the fiscal year ended December 31, 2010, in part to make changes to the financial statements included therein and to provide an updated report of your auditors. Please amend the financial statements and the auditors' report included in your registration statement accordingly, as well as any other related disclosures in the filing. As you are aware, an updated consent of your auditors should also be provided.

We have included modifications to the auditor’s opinion and the addition of Note 20, and an updated consent of the auditors.

2.
We refer to your Form 8-K filed on January 20, 2012, disclosing that you concluded that certain of your previously-issued financial statements, including your Form 10-K for the fiscal year ended December 31, 2010, should not be relied upon, and that financial statements for certain prior periods were being restated. Please tell us what consideration you gave to providing risk factor disclosure in your Form S-4 regarding these restatements and the related disclosure provided in the amendment to your Form 10-K filed on January 20, 2012, presenting management's conclusions that your disclosure controls and procedures and internal control over financial reporting were not effective as of the end of fiscal 2010.

We have added a Risk Factor concerning the above.

February 6, 2012

Questions About the Merger

Q. What will Greenhouse stockholders receive in the merger?, page 4

3.
We note the following statement in your revised disclosure: “The GreenHouse stockholders will receive, in the aggregate, common stock of Premier representing approximately 40% of the fully diluted Premier common stock (excluding Premier options and warrants) after issuance of the same, subject to contractual adjustments in the Agreement and Plan of Merger, the assumptions thereon and as outlined below, which will result in a substantial reduction of such 40%.” This statement appears inconsistent with your subsequent disclosures that following the merger, the GreenHouse stockholders will own between 27% and 35% of the combined company  if all Escrow Shares are issued, or between 23% and 30% of the combined company if the Escrow Shares are not issued. Please revise for clarity.

   We have revised to clarify this point.

Merger Consideration, page 74

4.
Your revised disclosure states that “[e]ach GreenHouse option and warrant will be replaced by a Premier option or warrant for the number of shares of Premier common stock which a GreenHouse option holder or warrant holder would have received if such GreenHouse option or warrant had been exercised in full to immediately prior to the merger, based on the exchange ratio ... “ and that the “aggregate exercise price of the Premier option or warrant would be same as that of the GreenHouse option or warrant being replaced.” State whether the Premier options and warrants that will be issued to replace the GreenHouse options and warrants will be exercisable or convertible into fractions of shares, as appears to be the case from this disclosure, or otherwise revise as appropriate to clarify their treatment. In addition, as previously suggested in prior comment 5, please provide illustrative examples that address the exercise price of, and the number of Premier shares that will be issuable pursuant to the exercise of, the Premier options and warrants to be issued in the merger.

   We have provided an illustrative example.

Signatures, page II-4

5.
We -re-issue prior comment 7. We note that you have revised the signature section to provide the signatures of Mr. Elliott, as chief executive officer, and of Mr. Brumfield, as chief financial officer and chief accounting officer, on behalf of the company. In future amendments, please revise to provide Mr. Elliott's and Mr. Brumfield's signatures with their respective titles in their individual capacities, as called for by Instruction 1 to the Signatures section of Form S-4.

We have revised the signature page.

February 6, 2012

Please advise if you have any questions or comments concerning the foregoing.

                                                                  Sincerely,

                                                                  /s/ Stuart M. Sieger

                                                                  STUART M. SIEGER
                                                                  For the Firm

cc:        Mark S. Elliott
Larry Brumfield
Seth I. Rubin, Esq.
Peter Campitiello, Esq.